CHINA QINBA PHARMACEUTICALS, INC.
中 国 秦 巴 制 药 公 司

MICHAEL S SEGAL
11 East 86th Street Suite 19B
New York, New York 10028 USA
Dear Mr. Segal:
尊敬的星格先生：

This is to confirm the terms of your appointment as a Non-Executive Director of China Qinba Pharmaceuticals, Inc. (the "**Company**").
这是确认委任您作为中国秦巴制药公司非执行董事的一些条款。

Overall, in terms of time commitment, we expect your attendance at all the Board of Directors (the "**Board**") meetings, meetings of the audit, compensation and nomination committees of the Board (as applicable) and the General Meetings (if requested). In addition, you will be expected to devote appropriate preparation time ahead of each meeting. Board meetings may be held within or outside the United States of America as the Company may decide.
总的来说，根据时间上的安排，我们希望您能够出席所有的董事会议，包括关于审计，薪酬和提名委员会的董事会议（若有可能）和年度股东大会（若要求参加）。另外，希望您能够在每次会议之前做一些必要的准备。董事会根据公司的决定会在美国或者在国外举行。

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of this position.
若您接受了这个职位，您必须确定您有足够的时间来处理这个职位需要您去处理的事情。

For and in consideration of the services to be performed by you, Company agrees to pay you as follows:
鉴于您为公司提供的服务，公司同意按照以下的方式支付您：

1.1 **Fee**. An annual fee equal to an amount of Twenty Four Thousand Dollars ($24,000.00), payable on a quarterly basis, subject to your continuous service as a member of the Board (the "**Annual Fee**"). This annual fee starts from the date of closing the reverse merger.
1.1 费用：一年的费用是$24,000.00，按季度支付，由您担任董事会成员的持续时间长短来决定。（年费）此费用从反向并购完成之日算起。

1.2 **Stock**. Subject to all approvals required by law, the Company will grant you [____0.9 %_____] common stock as determined by the Compensation Committee or the Board (as applicable) based upon a total of [_____] common stock of the Company par value US$ 0.001 on the date of grant upon becoming a non executive director and annually the dollar equliviant of $24,000 common stock based on the closing price on December 31st.

1.2 股票：按照法律要求，公司薪酬委员会和董事会决定在您成为非执行董事那天支付给您占公司总股份 0.9%的普通股股票；另外，每年根据公司股票 12 月 31 日的收盘价格增发给您相当于$24,000 美金的普通股。

1.2.1　<u>Certain Representations</u> . You represent and agree that you are accepting the shares of common stock being issued to you pursuant to this Agreement for your own account and not with a view to or for sale of distribution thereof. You understand that the securities are restricted securities and you understand the meaning of the term "restricted securities." You further represent that you were not solicited by publication of any advertisement in connection with the receipt of the shares and that you have consulted tax counsel as needed regarding the shares.

1.2.1　相关陈述：你声明并同意接受给你的股票是自己持有，而不是以出售或发行为目的。你知道这是限制性股票，并且你知道限制性股票的意思。你进一步声明你没有被请求发布任何和接受这个股票有关的广告，并且您已向有关税务部门咨询过该股票。

1.3 Company agrees to reimburse you for out-of-pocket expenses incurred by you in connection with your service including out-of-pocket expenses and business class transportation expenses, provided that such expenses are against original and valid receipts and pre-approved by the Company in writing (the " **Expenses** ").
公司同意现金报销你由于为公司提供服务而引起的现金开支，包括现金花费及公务差旅费用，但这些费用必须要有正式的收据还要必须提前经过公司的书面同意。（开销）。

1.3 Payment of the Expenses, as applicable, shall be made against your itemized invoice following the receipt of the relevant invoice, which invoice shall be submitted to the Company within Seven (7) days of the end of each calendar month during the term of this letter of appointment.
1.3 若可以的话在报销费用时，要有详细的发票项目以及相关发票收据，这些发票应该在这个聘用信有效的时间内，并在每个月月末前 7 日之内交给公司。

1.4 For the avoidance of any doubt, the Fee and the Stock grants (subject to their terms) and the aforementioned Expenses constitute the full and final consideration for your appointment, and you shall not be entitled to any additional consideration, of any form, for your appointment and service.
1.4 为了避免有任何疑问，承诺的费用和股票（符合条件的）还有前面提到的花费，都构成你任职时需要全面及最终要考虑的，你没有权利为你的任职和提供的服务要求任何附加的报酬。

2. The term of your appointment as a Non-Executive Director of the Company shall be for one year or until the next Annual Meeting of Stockholders.

2 你作为公司非执行董事的时间为期一年，或是截止到下次年度股东大会。

3. You will undertake such travelling as may reasonably be necessary for the performance of your duties, including business class travelling overseas for Board meetings and site visits if required.

3. 你的工作职责可能需要你去出差，包括参加商务性质的海外董事会议，若有需要还要去做一些实地考察。

4. You will undertake such duties and powers relating to the Company, and any subsidiaries or associated companies of the Company (the " **Group** ") as the Board may from time to time reasonably request. Directors have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs, inter alia, as follows:

4. 你还将承担本公司及附属公司和联营公司（集团）的权利和义务，因为董事会有时会有合理的要求。董事就像其他公司一样还要承担公司一般的法律责任。公司董事会做为整体为公司更好的发展共同承担指导，监督公司的各项事务，和其它一些事务如下所列：

. Providing entrepreneurial leadership of the Group within a framework of prudent and effective controls which enable risk to be assessed and managed; and

为公司提供能够进行有效管理的领导班子，使公司能够预测和控制风险

. Setting the Group's strategic aims, ensures that the necessary financial and human resources are in place for the Group to meet its objectives and reviews management performance; and

确立公司的战略目标，确保为实现这一目标和经营成果所需要的人力及财力资源

. Setting the Group's values and standards and ensures that its obligations to its shareholders and others are understood and met.

确立集团的价值体系和标准，确保使其能够让股东和其它人员理解并达到。

5. Confidential Information

You undertake to the Company that you shall maintain in strict confidentiality all trade, business, technical or other information regarding the Company, the Group, its affiliated entities and their business affairs including, without limitation, all marketing, sales, technical and business know-how, intellectual property, trade secrets, identity and requirements of customers and prospective customers, the Company's methods of doing business and any and all other information relating to the operation of the Company (collectively, the "**Confidential Information**"). You shall at no time disclose any Confidential Information to any person, firm, or entity, for any purpose unless such disclosure is required in order to fulfill your responsibilities as director. You further undertake that you shall not use such Confidential Information for personal gain.

5 商业机密

你要向公司承诺你会保守公司所有机密，这包括关于本公司行业，业务及技术秘密，和附属公司还有和附属公司相关的所有营销，销售，技术，商业技能方面秘密以及知识产权，商业机密，现有客户以及潜在客户的秘密，还包括所有的和公司运营有关的秘密（统称为"商业机密"）。你任何时候都不能给任何人或任何公司及实体以任何目的透露任何关于公司的商业机密，除非是为了要完成你作为董事的职责。你还要进一步承诺你不会利用这些公司机密为自己谋私利。

"Confidential Information" shall not include information that (i) is or becomes part of the public domain other than as a result of disclosure by you, (ii) becomes available to you on a non-confidential basis from a source other than the Company, provided that the source is not bound with respect to that information by a confidentiality agreement with the Group or is otherwise prohibited from transmitting that information by a contractual legal or other obligation, or (iii) can be proven by you to have been in your possession prior to disclosure of the information by the Company. In the event that you are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process) to disclose any Confidential Information, it is agreed that you, to the extent practicable under the circumstances, will provide the Company with prompt notice of any such request or requirement so that the Company may seek an appropriate protective order or waive compliance with this paragraph 6. If a protective order or the receipt of a waiver hereunder has not been obtained, you may disclose only that portion of the Confidential Information which you are legally compelled to disclose.

商业机密不包括以下信息(i) 并非是你泄露的而是已经成为公开的秘密。(ii) 你从公司以外的渠道获知的非机密信息，此信息来源与任何保密协议，或禁止保密契约等约束无关(iii)你能够证明在你之前是就已经从公司披露出去的信息，如果在以下这些情况下你不得不（通过口头质问，询问，需要信息或文件的时候，法院传票的时候，民事调查或处理其他事务时）透露任何商业机密时，你保证你会及时通知公司，好让公司对此做出及时的反应，并能够找到适当保护措施或者放弃第 6 段的规定。若在保护令以及本协议的权利并未获得时，你只能泄露法律上强制你泄露的那一小部分商业机密。

Blackout Period . You understand that we have a policy pursuant to which no officer, director or key executive may not engage in transactions in our stock during the period commencing two weeks prior to the end of a fiscal quarter and ending the day after the financial information for the quarter and year have been publicly released.

终止期：你知道我们有一个政策，就是官贝，董事，及高级行政官员在每个季度财务清算的两周之前一直到本季度及本年度财务信息公开发布那天都不能够进行交易股票。

6. Term and Termination
6. 期限和终止

Subject to this paragraph 6 hereunder, this appointment shall terminate immediately and without claim for compensation on the occurrence of any of the following events:
如违反第6条如下规定，则任期会立即结束并且不会给予任何赔偿。

6.1.1 if you resign as a director of the Company for any reason; and/or
    6.1.1　若你无任何理由辞去公司董事的职位，或是

6.1.2 if you are removed or not re-appointed as a director of the Company at a General Meeting of the Company in accordance with the requirements of the Delaware Corporate Law and/or any other applicable law or regulation (the " **Law** ") and/or the Company's Articles of Association; and/or
    6.1.2　若依据特拉华州公司法的要求或者其它可适用的法律规定或者是公司章程规定，你在公司股东大会上被辞去或没有被重新任命为公司董事。

6.1.3 if you have been declared bankrupt or made an arrangement or composition with or for the benefit of your creditors; and/or
    6.1.3　若你已经宣告破产，或者你已经与你的债权人达成了相关协议。

6.1.4 if you have been disqualified from acting as a director (including, but not limited to, an event in which you are declared insane or become of unsound mind or become physically incapable of performing your functions as director for a period of at least 60 days) ; and/or
    6.1.4　若你已经不能成为一名合格的董事（包括，但不只限于此，当你患神经病，或者头脑不健全，亦或是身体残疾已经不能履行作为股东的职责，当这些情况出现持续超过60天）

6.1.5 with your death and if you are a corporation or either entity, with your liquidation.
    6.1.5　当你死亡时，如果你是一个公司或者是实体，那就是当清算时。

6.1.6 if an order of a court having jurisdiction over the Company requires you to resign.
6.1.6　若法院命令要求公司辞退你。

Any termination of this letter of appointment shall be without payment of damages or compensation (except that you shall be entitled to any accrued Fees or Expenses properly incurred under the terms of this letter of appointment prior to the date of such termination).
任何上述情况所述的终止协议不会赔偿损失及给予补偿（除非你能够在协议终止之前找出由于这个聘用书条款产生的合理的费用及开支）

7. The Company will put directors' and officers' liability insurance in place and will use commercial reasonable effort to maintain such cover for the full term of your appointment.

7 公司会并且利用商业上合理的方式去保证在你就职期间董事及管理人员的责任保险到位。

8. On termination of this appointment, you shall return all property belonging to a Group company, together with all documents, papers, disks and information, howsoever stored, relating to a Group company and used by you in connection with this position with the Company.

8 当聘用终止时，你要归还所有的属于公司集团的财产和所有的不论以何种形式存储的文件，资料，光盘和信息，这些都是和公司有关的并且都和你在公司的职位相关的。

9. Subject to the proper performance of your obligations to the Company under this letter of appointment and any applicable law, the Company agrees that you will be free to accept other appointments and directorships provided that:

9 鉴于你根据此聘任书和任何可适用的法律对公司履行的职责，公司同意你可以接受其它公司的聘任，下面是对你所接受职位的要求：

. They do not in any way conflict with the interests of the Company or any member of the Group. A conflict of interest shall be deemed to arise if you are involved directly or indirectly with a company that is in the same or similar business as the Company; and

这个职位不会以任何形式与公司的利益或集团的任何成员起利益冲突，若发生以下情况则视为利益冲突的发生，当你直接或者间接参与和本公司从事相同或相似的行业，并且

. They do not restrict you from devoting the necessary time and attention properly to services to be performed under this letter of appointment; and

他们不会限制你根据此协议内容投入必要的时间和精力来履行职责。

. In the event that you become aware of any potential conflicts of interest, these must be disclosed to the Chairman and/or the Chief Executive Officer (the " CEO ") of the Company as soon as they become apparent.

在当你意识到发生利益冲突的情况下，必须要及时通知董事长，或者是行政总裁（首席执行官）。

10. The performance of individual directors and the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your position, you should discuss them with the Chairman and/or the CEO as soon as is appropriate.

10 每个单独的董事和董事会及其委员会每年都会接受评估，如果在这期间，有什么事情使你担心你的职位，你应该在合适的时候与董事长或者是行政总裁商谈。

11. In addition to any right pursuant to applicable law, occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek such advice from independent advisors at the Company's expense, to the extent provided under applicable law and subject to the prior written approval of the CEO.

11 除了依照可适用的法律，有时候你可能做为公司一名董事需要为了提升自己的工作能力需要一些专业的建议，如出现这种情况，你最好去找个独立的顾问公司，公司会报销你的费用，但需要有适用的法律，并且要预先得到执行总裁的书面批准。

12. This letter refers to your appointment as a non-executive director and your (possible) membership of the nomination and the remuneration committees of the board.

12 这个文件是关于聘用你成为非执行董事，以及你（可能）成为提名委员会或薪酬委员会的一员。

13. You shall procure that you comply at all times with the Company's inside trading policies as in effect from time to time.

13 你承诺你会时刻遵守公司内部已经生效的政策。

14. You shall discharge your general duties as a director pursuant to the Company's Articles of Association of the Company and applicable law.

14 你应该履行根据公司章程规定的和相关法律规定的作为公司董事的义务。

15. This letter of appointment shall be governed by and construed in accordance with the law of the State of New York.

15 这个聘用书是参照纽约洲的法律。

Please sign the attached copy of this letter and return it to the Company to signify your acceptance of the terms set out above.
请在附件信中签名，并把这个递交给公司以证明你接受了上面所列的条款。
Sincerely yours,

_____   Jan.19th 2010
CHINA QINBA PHARMACEUTICALS, INC.
中国秦巴制药公司
Guozhu Wang
王国柱
Chief Executive Officer and Chairperson
首席执行官和总裁

_____   Jan.19th 2010
Name of Director: MICHAEL S. SEGAL
董事姓名：迈克，星格
Address: 11 East 80th Street Suite 19D
New York, New York 10028 USA